

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

April 20, 2009

Ms. Kathleen S. Dvorak
Chief Financial Officer
Richardson Electronics, Ltd.
40W267 Keslinger Road
PO Box 393
LaFox, Illinios 60147-0393

      Re: Richardson Electronics, Ltd.
              Form 10-K for the fiscal year ended May 31, 2008
              Filed July 31, 2008
              File No. 000-12906

Dear Ms. Dvorak:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief